Sun Life Financial to redeem 8.526% Cumulative Capital Securities

TORONTO (March 26, 2007) —  Sun Life Financial Inc. (TSX/NYSE:SLF) today announced that the outstanding US$600 million principal amount of 8.526% Cumulative Capital Securities (CUSIP: 86679PAA1) issued by Sun Life of Canada (U.S.) Capital Trust I have been called for redemption on May 6, 2007. The amount to be paid on redemption of a Cumulative Capital Security with a stated amount of US$1,000 will be US$1,085.26, consisting of (1) the stated amount of US$1,000, (2) US$42.63 of accumulated and unpaid distributions, and (3) US$42.63 representing a pro rata share of the premium (at 104.263%) payable in connection with the redemption of the Cumulative Capital Securities. The premium payable in connection with the redemption will be charged to income in the first quarter. The redemption of the Cumulative Capital Securities is part of Sun Life Financial’s ongoing management of its capital structure.

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2006, the Sun Life Financial group of companies had total assets under management of CDN$436 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Media Relations Contact:	Investor Relations Contact:

Mei Ankrett	Kevin Strain
Director	Vice-President
External Communications & Corporate Affairs	Investor Relations
Tel: 416-979-6334	Tel: 416-204-8163
mei.ankrett@sunlife.com" mei.ankrett@sunlife.com	investor.relations@sunlife.com